UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-36532

Sphere 3D Corp.

240 Matheson Blvd. East

Mississauga, Ontario, Canada, L4Z 1X1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    ☐  Form 20-F    ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Sphere 3D Corp. (the “Company”) has entered into purchase agreements (the “Purchase Agreements”) with certain investors party thereto (the “Initial Investors”) pursuant to which the Company agreed to issue to the Initial Investors, in the aggregate, 1,621,250 of the Company’s common shares, no par value per share (the “Common Shares”), and warrants (the “Warrants”) exercisable to purchase up to 1,621,250 Common Shares, for an aggregate offering price of approximately U.S.$5.2 million (the “Offering”). Pursuant to the Purchase Agreements, the purchase price for one Common Share (a “Purchased Common Shares”) and a Warrant to purchase one Common Share (the “Warrant Shares”) is U.S.$3.20 (the “Purchase Price”). Each Warrant has an initial exercise price of U.S.$4.00 per Warrant Share. The Warrants are immediately exercisable and have a five year term. The Purchase Agreements were signed on various dates between May 13, 2015 and May 28, 2105. The issuance and sale of the Purchased Common Shares and Warrants to purchase Warrant Shares closed on various dates between May 19, 2015 (the “First Closing”) and June 1, 2105. The Company intends to use the proceeds from the Offering for general corporate purposes and working capital.

Pursuant to the Purchase Agreements and the Warrants, subject to certain conditions, the Company has agreed to give the Initial Investors additional Common Shares and adjust the exercise price for the Warrants if, in connection with an equity capital raise for cash on or before June 27, 2015 (an “Additional Raise”), the Company sells Common Shares at a price per share that is lower than $3.20 per share or sells new warrants to purchase Common Shares with an exercise price per share that is lower than $4.00. The number of additional Common Shares the Initial Investors would receive would equal the difference between (x) the number of shares that the Initial Investor would have received had the Purchase Price been equal to the per share purchase price at which Common Shares were issued in the Additional Raise and (y) the aggregate number of Common Shares purchased by the Initial Investor in the Offering. The exercise price of the Warrant would be adjusted to equal the exercise price per share of the warrants issued in the Additional Raise (if lower) as of the date of the consummation of the Additional Raise. Further, if, in connection with such Additional Raise, the Company sells additional Common Shares or warrants to purchase Common Shares on terms that are different from those set forth in the Purchase Agreements and the Warrants and an Initial Investor reasonably determines that the terms of such Additional Raise are senior or superior to the terms of the Offering, the Company has agreed to amend the terms of the Offering to provide the Initial Investor with equivalent rights to the Additional Raise.

The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of May 19, 2015, with the Initial Investors participating in the First Closing. Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) by August 17, 2015 (the “Filing Deadline”) to register the resale of the Purchased Common Shares and the Warrant Shares of the Initial Investors who have entered into the Registration Rights Agreement (the “Registrable Securities”) and use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable. Pursuant to the terms of the Purchase Agreements, each of the Initial Investors have entered into the Registration Rights Agreement with respect to their Purchased Common Shares and Warrants.

The foregoing descriptions of the Warrants, the Purchase Agreements and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Warrants, the Purchase Agreements and the Registration Rights Agreement, which are attached here to as Exhibits 99.1, 99.2 and 99.3, respectively, and incorporated herein by reference.

All Common Shares, Purchased Common Shares, Warrants and Warrant Shares in the Offering were offered and sold by the Company pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Regulation D promulgated thereunder.

A copy of the Company’s press release, dated May 13, 2015, announcing the entering into of the Purchase Agreements on May 13, 2015 is attached hereto as Exhibit 99.4.

SUBMITTED HEREWITH

Exhibits

99.1	Form of Warrant

99.2	Form of Purchase Agreement

99.3	Form of Registration Rights Agreement

99.4	Press Release dated May 13, 2015

THIS FORM 6-K DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THE SECURITIES OFFERED IN THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR ANY STATE THEREOF ABSENT REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

This Form 6-K contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the Company’s ability to close the private placement and receive the anticipated proceeds; and other risks detailed from time to time in the Company’s periodic reports contained in the Company’s Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and periodic reports filed with the United States Securities and Exchange Commission (the “SEC”) (www.sec.gov), and risks detailed in the Form F-4/A relating to the Company’s merger with Overland Storage filed with the SEC. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: June 1, 2015	/s/ Kurt Kalbfleisch
	Name:	Kurt Kalbfleisch
	Title:	Chief Financial Officer